FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

November 18, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on November 18, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The Company announced a new and increased mineral resource estimate for the Lost Creek Property which has been reviewed by Mr. Steve Cutler of Rough Stock Mining Services, a Qualified Person per the requirements of Canadian National Instrument 43-101 (NI 43-101). The estimated mineral resource for the Lost Creek Property was last reported on April 30, 2012 with an update to the Preliminary Economic Assessment (“PEA”) of the Lost Creek Property. The current update of the resource base results from geologic data gathered primarily during the recent installation of Mine Unit 1 (MU1) production wells and also from relatively wide spaced delineation and exploration drilling at the LC East Project. An updated NI 43-101 compliant estimate will be filed in a Preliminary Economic Assessment on SEDAR within 45 days.

5.	Full Description of Material Change

The Company announced a new and increased mineral resource estimate for the Lost Creek Property which has been reviewed by Mr. Steve Cutler of Rough Stock Mining Services, a Qualified Person per the requirements of Canadian National Instrument 43-101 (NI 43-101). The estimated mineral resource for the Lost Creek Property was last reported on April 30, 2012 with an update to the Preliminary Economic Assessment (“PEA”) of the Lost Creek Property. The current update of the resource base results from geologic data gathered primarily during the recent installation of Mine Unit 1 (MU1) production wells and also from relatively wide spaced delineation and exploration drilling at the LC East Project. An updated NI 43-101 compliant estimate will be filed in a Preliminary Economic Assessment on SEDAR within 45 days.

Since the April 2012 PEA, Ur-Energy has expanded the Lost Creek Property resources as follows:

•	Measured resources increased by 16% (+0.65 million pounds) from 4.20 to 4.85 million pounds U3O8;
•	Indicated resources decreased by 8% (-0.35 million pounds) from 4.15 to 3.80 million pounds U3O8 due to re-categorizing of resources within Mine Unit 1 and the planned second mine unit; and
•	Inferred resources increased by 65% (+1.87 million pounds) from 2.87 to 4.74 million pounds U3O8

A summary table providing details of the newly updated Lost Creek Property resource follows.

LOST CREEK PROPERTY RESOURCE SUMMARY

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.058	3,116.9	3,589.9	0.052	2,350.1	2,443.9	0.057	1,836.4	2,085.3
LC EAST	0.054	1,175.3	1,260.3	0.040	1,689.3	1,360.8	0.046	1,665.8	1,533.0
LC NORTH	-----	-----	-----	-----	-----	-----	0.049	489.1	481.6
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.057	4,292.2	4,850.2	0.048	4,039.4	3,804.7	0.051	4,718.4	4,739.8

		MEASURED + INDICATED =			8,331.6	8,654.9

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cut-off of 0.02 percent eU3O8 and a grade x thickness cut-off of 0.3 GT.
4.	Typical ISR industry practice is to apply a GT cut-off in the range of 0.3 which has generally been determined to be an economic cut-off value. This 0.3 GT cut-off was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).

The increase in resource for MU1 is the result of a total of 1,036 holes drilled for the installation of production wells. This new close spaced drilling revealed that mineralization is thicker, of higher grade and more extensive than previously estimated, resulting in an increase within the mine unit of 671,655 pounds in the Measured category. As a result, the average grade for MU1 increased from approximately 0.055% to 0.066% eU3O8. With that knowledge and experience, the resource estimation criteria were reviewed and revised slightly to provide resource estimates more consistent with the results seen in initial production drilling. Using the revised criteria, the resources for all the Project areas were re-examined and revised where necessary.

A total of 180 exploration/delineation holes and 26 regional monitor wells were drilled and installed at the LC East Project in support of permitting. The data obtained during this drilling are the basis for a 38,200 pound increase in measured and indicated resources and a 717,700 pound increase in the inferred category resources. The Company has identified five areas containing resources on the LC East Project. The general locations of the oxidation/reduction boundaries at LC East are known and there is potential for resource expansion through additional drilling both between the resource areas and within the resource areas.

Mr. Steve Cutler, a Geologist with Rough Stock Mining, P.Geo. and SME Registered Member, and a Qualified Person as defined by NI 43-101, has reviewed and approved this technical disclosure. Mr. Cutler has verified the sampling, analytical and test data underlying the Mineral Resource estimate disclosed herein. A review by an independent party is necessary to comply with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” which requires an independent review when the total mineral resource increases by more than 100% since the last independent review.

The April 30, 2012 Preliminary Economic Assessment of The Lost Creek Property is currently being updated to incorporate the increase in resources and new economic data. Preliminary results are consistent with the sensitivities provided in the April 30, 2012 Assessment.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: 720-981-4588

9.	Date of Report

November 27, 2013

Schedule A

Ur-Energy Announces Major Mineral Resource Expansion at Lost Creek

Littleton, Colorado (PR Newswire – November 18, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is pleased to announce a new and increased mineral resource estimate for the Lost Creek Property which has been reviewed by Mr. Steve Cutler of Rough Stock Mining Services, a Qualified Person per the requirements of Canadian National Instrument 43-101 (NI 43-101).

The estimated mineral resource for the Lost Creek Property was last reported on April 30, 2012 with an update to the Preliminary Economic Assessment (“PEA”) of the Lost Creek Property. The current update of the resource base results from geologic data gathered primarily during the recent installation of Mine Unit 1 (MU1) production wells and also from relatively wide spaced delineation and exploration drilling at the LC East Project. Since the April 2012 PEA, Ur-Energy has expanded the Lost Creek Property resources as follows:

•	Measured resources increased by 16% (+0.65 million pounds) from 4.20 to 4.85 million pounds U3O8;
•	Indicated resources decreased by 8% (-0.35 million pounds) from 4.15 to 3.80 million pounds U3O8 due to re-categorizing of resources within Mine Unit 1 and the planned second mine unit; and
•	Inferred resources increased by 65% (+1.87 million pounds) from 2.87 to 4.74 million pounds U3O8

Mr. John Cash, Vice President Regulatory Affairs, Exploration, and Geology, stated, “We are pleased to be able to continue demonstrating the expandability of our flagship production property resource. The close spaced drilling in Mine Unit 1 has resulted in a significant increase in the area’s resource base. Those resources are now developed and available for extraction by in-situ recovery methods. Furthermore, the wide spaced drilling at LC East has greatly increased the inferred resources and improved our understanding of the geologic systems on the Lost Creek Property. This new knowledge will be applied as we advance the Project and Property with additional drilling in the future.”

The Lost Creek Property consists of six contiguous Project Areas totaling over 40,000 acres (see map). Uranium production in MU1 of the Lost Creek Project started in August 2013.

A summary table providing details of the newly updated Lost Creek Property resource follows.

LOST CREEK PROPERTY RESOURCE SUMMARY

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.058	3,116.9	3,589.9	0.052	2,350.1	2,443.9	0.057	1,836.4	2,085.3
LC EAST	0.054	1,175.3	1,260.3	0.040	1,689.3	1,360.8	0.046	1,665.8	1,533.0
LC NORTH	-----	-----	-----	-----	-----	-----	0.049	489.1	481.6
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.057	4,292.2	4,850.2	0.048	4,039.4	3,804.7	0.051	4,718.4	4,739.8

		MEASURED + INDICATED =			8,331.6	8,654.9

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cut-off of 0.02 percent eU3O8 and a grade x thickness cut-off of 0.3 GT.
4.	Typical ISR industry practice is to apply a GT cut-off in the range of 0.3 which has generally been determined to be an economic cut-off value. This 0.3 GT cut-off was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).

The increase in resource for MU1 is the result of a total of 1,036 holes drilled for the installation of production wells. This new close spaced drilling revealed that mineralization is thicker, of higher grade and more extensive than previously estimated, resulting in an increase within the mine unit of 671,655 pounds in the Measured category. As a result, the average grade for MU1 increased from approximately 0.055% to 0.066% eU3O8. With that knowledge and experience, the resource estimation criteria were reviewed and revised slightly to provide resource estimates more consistent with the results seen in initial production drilling. Using the revised criteria, the resources for all the Project areas were re-examined and revised where necessary.

A total of 180 exploration/delineation holes and 26 regional monitor wells were drilled and installed at the LC East Project in support of permitting. The data obtained during this drilling are the basis for a 38,200 pound increase in measured and indicated resources and a 717,700 pound increase in the inferred category resources. The Company has identified five areas containing resources on the LC East Project. The general locations of the oxidation/reduction boundaries at LC East are known and there is potential for resource expansion through additional drilling both between the resource areas and within the resource areas.

Mr. Steve Cutler, a Geologist with Rough Stock Mining, P.Geo. and SME Registered Member, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release. Mr. Cutler has verified the sampling, analytical and test data underlying the Mineral Resource estimate disclosed in this news release. A review by an independent party is necessary to comply with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” which requires an independent review when the total mineral resource increases by more than 100% since the last independent review. Since the March 2011 mineral resource estimate disclosure, Ur-Energy has recognized increased mineral resources at the Lost Creek Property as follows:

•	Measured and Indicated resources have increased by 65% (3.43 million pounds) from 5.22 to 8.65 million pounds U3O8; and
•	Inferred resources increased by 505% (3.96 million pounds) from 0.78 to 4.74 million pounds U3O8.

The April 30, 2012 Preliminary Economic Assessment of The Lost Creek Property is currently being updated to incorporate the increase in resources and new economic data. Preliminary results are consistent with the sensitivities provided in the April 30, 2012 Assessment. The resulting NI 43-101 compliant update will be filed in a Preliminary Economic Assessment on SEDAR within 45 days.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note to U.S. Investors Concerning Resource Estimates

This press release uses the terms “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource.”  The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., further development of the resources to be a part of production at Lost Creek; the potential to develop additional resources at the Lost Creek Property; the amenability of certain of the resources to in situ recovery methods; and, the technical and economic viability of the Lost Creek Project) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.